 Elaine D. Marion
Chief Financial Officer
(O) 703.984.8040
emarion@eplus.com

April 21, 2023

VIA EDGAR

Office of Trade and Corporate Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attention:     Ms. Nasreen Mohammed
                     Mr. Lyn Shenk
Re:     ePlus inc.
Form 10-K for the fiscal year ended March 31, 2022
Filed May 26, 2022
File No. 001-34167

Dear Staff:

This letter is submitted by ePlus inc. (the "Company") in response to the comments from the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission dated March 24, 2023 with respect to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2022 (the "Form 10-K").

For your reference, the text of the comments contained in your letter have been reproduced herein, followed by the Company's response.

Form 10-K for Fiscal Year Ended March 31, 2022

Key Business Metrics, page 28

1.
On page 31, you define Adjusted gross billings as your technology segment net sales calculated in accordance with US GAAP, adjusted to "exclude" the "costs incurred" related to sales of third-party maintenance, software assurance, subscription/SaaS licenses, and services. To the extent these "costs" were not "included" in GAAP net sales, please revise the definition to state, if true, that the measure "adds" such amounts to net sales. To the extent these "costs" were not "incurred" in your statements of operations, revise to characterize them as other than costs (e.g., expenditures). In addition, you disclose the reason management uses this measure. Please tell us and revise to disclose substantive usefulness to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K. Finally, please tell us your consideration of Non-GAAP C&DI 100.04, and specifically bullet point two, in presenting this measure. In this regard, it appears the measure you present as billings includes amounts that will never be recognized as revenue.

ePlus inc. 13595 Dulles Technology Drive   Herndon, VA 20171   (703) 984-8400  www.eplus.com

RESPONSE: The costs associated with sales of third-party maintenance, software assurance, subscription/SaaS licenses, and services are for costs incurred that were included in the calculation of net sales, as these transactions are presented within net sales on a net basis.  In our prior reconciliation of ‘Adjusted gross billings’ as a non-GAAP metric, we adjusted for these costs by adding them to net sales, as such costs are excluded from net sales.

As the Staff noted in its question, we disclose the meaningfulness of this metric to management in the Form 10-K. In our upcoming Form 10-K for the fiscal year ended March 31, 2023 to be filed next month and on a go-forward basis, we will revise our disclosure to affirmatively indicate our belief that such metric will aid investors in better understanding our business, specifically “as a operational metric of our performance to gain insight into the volume of business generated by our technology segment, and to analyze the changes to our accounts receivable and accounts payable.”

As noted by the Staff in this comment letter, we reviewed this matter again taking into consideration (i) the Non-GAAP C&DI 100.04, including the second bullet, which in relevant part addresses the situation when an issuer presents a measure of revenue on a gross basis when net presentation is required by GAAP and (ii) the Staff’s comment in its letter regarding ‘Adjusted gross billings’ including amounts that will never be recognized as revenue. As a result of this review and the Staff’s comments, we will change Adjusted gross billings to an operational measure rather than a non-GAAP metric. Accordingly, we will revise this approach based on the Staff’s recent correspondence in our upcoming Form 10-K for the fiscal year ended March 31, 2023, to be filed next month and on a go-forward basis. The Company will further rename “Adjusted gross billings” to “Gross billings”.

The Company will include a definition of how this operational metric is determined, which will be consistent with the definition below:

Gross billings are the total dollar value of customer purchases of goods and services including shipping charges during the period, net of customer returns and credit memos, sales or other taxes.

Due to such non-GAAP metric no longer being presented, the Company will no longer provide a reconciliation between Gross billings and net sales. The Company believes that this updated definition and presentation will further clarify that Gross billings is an operational measure and is not intended or meant to be used as a non-GAAP measure of revenue referred to in bullet point 2 of Non-GAAP C&DI 100.04.

Management’s Discussion and Analysis
Financial Summary, page 31

2.
A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts, some of which is already included in tables. In addition, while you discuss certain factors to which changes are attributable, you do not quantify a large number of these factors nor analyze the underlying business reasons for the changes and some of the factors appear non-substantive. For example, on page 31 you state the increase in net sales was driven by higher product and service revenues. On page 36 you state Technology segment net sales increased due to an increase in net sales to your customers in various industries and that gross profit increased due to higher margins. We believe your disclosures could be improved by:

•	relying on the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;
•	using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
•	refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
•	ensuring that all material factors are quantified and analyzed; and
•	quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

RESPONSE: In response to the first four bullets from the question above, in future filings, beginning with our Form 10-K for the fiscal year ended March 31, 2023 to be filed next month, the Company will revise its results of operations disclosure within its management’s discussion and analysis to address the Staff’s suggested improvements noted above.

Summarized below is a revised results of operations disclosure for the year ended March 31, 2022, compared to the year ended March 31, 2021, which we will include in our Form 10-K for the year ended March 31, 2023.

RESULTS OF OPERATIONS

The Year Ended March 31, 2022, Compared to the Year Ended March 31, 2021

TECHNOLOGY SEGMENT

The results of operations for our technology segment for the years ended March 31, 2022, and 2021 were as follows (in thousands):

	Year Ended March 31,
	2022	2021	Change
Net sales
Product	$ 1,492,411	$ 1,305,789	$ 186,622	14.3%
Services	240,625	202,165	38,460	19.0%
Total	1,733,036	1,507,954	225,082	14.9%

Cost of sales
Product	1,175,789	1,036,627	139,162	13.4%
Services	149,094	125,092	24,002	19.2%
Total	1,324,883	1,161,719	163,164	14.0%

Gross profit	408,153	346,235	61,918	17.9%

Selling, general, and administrative	283,690	256,210	27,480	10.7%
Depreciation and amortization	14,535	13,839	696	5.0%
Interest and financing costs	928	521	407	78.1%
Operating expenses	299,153	270,570	28,583	10.6%

Operating income	$ 109,000	$ 75,665	$ 33,335	44.1%

Gross billings	$ 2,625,749	$ 2,271,836	$ 353,913	15.6%
Adjusted EBITDA	$ 131,353	$ 97,219	$ 34,134	35.1%

	Year Ended March 31,
Net sales by customer end market:	2022	2021	Change
Telecom, Media & Entertainment	$ 502,405	$ 371,912	$ 130,493	35.1%
Healthcare	270,481	200,067	70,414	35.2%
Technology	250,485	251,683	(1,198)	(0.5%)
SLED	241,769	245,919	(4,150)	(1.7%)
Financial Services	155,160	198,761	(43,601)	(21.9%)
All others	312,733	239,611	73,122	30.5%
Total	$ 1,733,036	$ 1,507,954	$ 225,082	14.9%

	Year Ended March 31,
Net sales by vendor:	2022	2021	Change
Cisco Systems	$ 672,821	$ 537,041	$ 135,780	25.3%
Dell EMC	148,782	107,336	41,446	38.6%
Juniper Networks	92,965	91,946	1,019	1.1%
NetApp	91,948	58,020	33,928	58.5%
HP Inc. & HPE	56,171	59,838	(3,667)	(6.1%)
Arista Networks	44,280	51,789	(7,509)	(14.5%)
All others	626,069	601,984	24,085	4.0%
Total	$ 1,733,036	$ 1,507,954	$ 225,082	14.9%

Net sales: Net sales for the year ended March 31, 2022, increased due to an increase in customer demand, primarily from customers in telecom, media and entertainment and healthcare industries, partially offset by a decrease in net sales to customers in the financial services sector.  These changes were driven by changes in customer buying cycles, and the timing of specific IT related initiatives by customers during the year, rather than the acquisition or loss of a customer or set of customers.

Our net sales by customer end market have remained consistent with the prior year, with over 80% of our sales being generated from customers within the five end markets specified in the table above. Our net sales by vendor are primarily derived from our top six suppliers, which, when combined, was a fairly constant percentage of 60% or more of our net sales for the years ended March 31, 2022, and 2021.

Gross billings to our customers increased due to organic customer demand as well as our acquisition of Systems Management and Planning, Inc. (“SMP”) in December 2020.

Cost of sales: The increase in cost of sales for the year ended March 31, 2022 was due to the increase in demand for both product and services.  Cost of product increased slightly less than the increase in product sales due to a change in product sales mix, as a greater portion of our transaction volume consisted of sales of third-party maintenance, software assurance, subscription/SaaS licenses, and services, for which the revenues and cost of sales are presented on a net basis.  Overall, cost of services generally increased consistent with the increase in sales.

Gross profit: Gross profit increased for the 2022 fiscal year due to the increase in customer demand as well as higher margins. Gross margin on product sales increased 60 basis points to 21.2% due to a shift in product mix to a greater proportion of sales of third-party maintenance, software assurance, subscription/SaaS licenses, and services which are presented on a net basis.  Also contributing to the increase in gross margin on product sales was higher vendor incentives which as a percentage of net sales for the year ended March 31, 2022 increased by 20 basis points.

Gross margin on services decreased 10 basis points to 38.0% for the year ended March 31, 2022, due to a slight decrease in professional services gross margin from a change in the mix of professional services rendered during the year, as compared to the prior year.

Selling, general, and administrative expenses: Selling, general, and administrative expenses increased for the 2022 fiscal year mainly due to an increase in salaries and benefits.

Salaries and benefits, including variable compensation, increased $24.1 million or 10.9% to $245.9 million, compared to $221.8 million during the prior year, due to $14.2 million of additional variable compensation resulting from the increase in gross profit and $9.9 million due to higher salary and benefits expense. Our technology segment had 1,543 employees as of March 31, 2022, which is an increase of 17, or 1.1%, from 1,526 on March 31, 2021.

General and administrative expenses increased $3.8 million, or 11.1%, to $37.6 million during the year ended March 31, 2022, compared to $33.9 million the prior year. Contributing to the year over year increase in general and administrative expenses were increases in travel and entertainment, and software, subscription, and maintenance expenses of $2.5 million.

Depreciation and amortization expense: Depreciation and amortization expense increased for the year ended March 31, 2022, due to an increase in amortization of customer relationships as a result of the SMP acquisition in December 2020.

Interest and financing costs: Interest and financing costs increased for the year ended March 31, 2022 due to higher borrowings outstanding during the year under our Wells Fargo credit facility.

FINANCING SEGMENT

The results of operations for our financing segment for the years ended March 31, 2022, and 2021 were as follows (in thousands):

	Year Ended March 31,
	2022	2021	Change
Portfolio earnings	$ 17,764	$ 16,486	$ 1,278	7.8%
Transactional gains	18,181	14,506	3,675	25.3%
Post-contract earnings	50,495	23,771	26,724	112.4%
Other	1,543	5,606	(4,063)	(72.5%)
Net sales	87,983	60,369	27,614	45.7%
Cost of sales	35,154	13,050	22,104	169.4%
Gross profit	52,829	47,319	5,510	11.6%

Selling, general, and administrative	13,427	15,053	(1,626)	(10.8%)
Depreciation and amortization	111	112	(1)	(0.9%)
Interest and financing costs	975	1,484	(509)	(34.3%)
Operating expenses	14,513	16,649	(2,136)	(12.8%)

Operating income	$ 38,316	$ 30,670	$ 7,646	24.9%

Adjusted EBITDA	$ 38,651	$ 31,026	$ 7,625	24.6%

Net sales:  For the year ended March 31, 2022, net sales increased due to higher post contract earnings and transactional gains, offset slightly by a decrease in other financing revenues. Post-contract revenue increased due to an increase of $22.8 million from proceeds from early lease buyouts and sales of off-lease equipment, as we had a few large customer driven transactions in fiscal year 2022. Portfolio revenue increased due to increases in operating lease income offset by decreased sales-type lease earnings over the prior fiscal year. Other financing revenues decreased due to lower profit recognized from signing new lease extensions with customers where the prior lease was classified as an operating lease and the new modified lease was determined to be a sales-type lease. Transactional gains increased due to higher volume of financing receivables sold. Total proceeds from sales of financing receivables were $855.1 million and $364.0 million for the years ended March 31, 2022, and 2021, respectively.

Cost of sales: Cost of sales for the year ended March 31, 2022 increased due to an increase of $18.2 million in the cost of equipment from early lease buyouts and off-lease equipment and an increase in operating lease depreciation of $3.7 million.

Selling, general, and administrative expenses: Selling, general, and administrative expenses decreased in the 2022 fiscal year due to a reduction in our reserve for credit losses by $1.2 million, and salaries and benefits of $0.6 million. Our financing segment employed 34 people as of March 31, 2022 and 2021. Certain support functions for the financing segment are shared resources with the technology segment.

Interest and financing costs: Interest and financing costs decreased due to lower borrowings during the year. Our total notes payable for the financing segment decreased as of March 31, 2022, to $21.2 million from $56.1 million for the prior year. Our weighted average interest rate for our non-recourse notes payable was 3.59% as of March 31, 2022, compared to 3.35% for March 31, 2021.

CONSOLIDATED

Other income: Other income and expense during the year ended March 31, 2022, netted to an expense of $0.4 million and included foreign exchange rate loss of $0.5 million. Other income and expense during the year ended March 31, 2021, was income of $0.6 million and included foreign exchange rate gain of $0.5 million and interest income of $0.1 million.

Income taxes: Our effective income tax rates for the years ended March 31, 2022, and 2021 were 28.1% and 30.4%, respectively. The decrease in our effective income tax rate year over year is primarily due to prior year unfavorable adjustments to the federal benefit from state taxes and non-deductible executive compensation.

Net earnings: Net earnings were $105.6 million for the year ended March 31, 2022, an increase of 41.9% or $31.2 million as compared to $74.4 million in the prior fiscal year. The net earnings increase was due primarily to the increase in operating profits from our technology segment, and a lower income tax rate in the current year compared to the year ended March 31, 2021.

Basic and fully diluted earnings per common share for the year ended March 31, 2022, were $3.96 and $3.93, respectively, and both increased 41.9% over the prior year. Basic and fully diluted earnings per common share were $2.79 and $2.77, respectively, for the year ended March 31, 2021.

Weighted average common shares outstanding used in the calculation of basic and diluted earnings per common share were 26.6 million and 26.9 million, respectively, for year ended March 31, 2022. Weighted average common shares outstanding used in the calculation of basic and diluted earnings per common share were 26.7 million and 26.8 million, respectively, for the year ended March 31, 2021.

* * *

In response to the Staff’s question about quantifying the effects of changes in both price and volume on revenue and expense categories, we advise the Staff that we will quantify changes in price and volume when determinable and when such change is a material contributing factor.  Throughout fiscal year 2022, we received many notices of price increases from manufacturers which we resell to our customers, and experienced increases in the volume of goods sold.  Inflation was particularly prevalent across the U.S. and globally during this time.  Generally, we pass price increases to our customers. In addition, our costs of goods from manufacturers may vary by customer; therefore, quantification of price increase versus volume is often not determinable for us.

3.
You disaggregate Technology segment revenue by customer end market and vendor. With respect to the disclosure requirements of ASC 606-10-50-5, please tell us how you considered the guidance in paragraphs ASC 606-10-55-89 through 55-91 in selecting the appropriate categories to use to disaggregate revenue. In this regard, we note from your disclosure on page 22 that over the past several years you have seen an industry shift to "as a service" offerings and from your disclosure on page F-15 that you recognize certain revenue over time.

RESPONSE: In selecting the appropriate categories to use to disaggregate revenue in accordance with ASC 606-10-50-5, we relied on the information provided in our earnings releases, investor presentations as well as information regularly reviewed by our chief operating decision maker.

In reaching this conclusion, the Company evaluated the examples in ASC 606-10-55-91. The following summarizes the Company’s evaluation of each example:

a. Type of good or service (for example, major product lines)

The Company has a broad range of product offerings that continually adapt and change. Further, the Company believes that its customers view technology purchases as integrated solutions, rather than discrete product and service categories. The Company’s products generally have similar characteristics in that they are used to provide technology solutions to their end-user customers. Demand risks for these products also have similar characteristics in that they are impacted by macro-economic factors such as general business and governmental spending, gross domestic product growth and other broad measures of economic activity. The Company generally does not enter fulfillment contracts with customers for specific product categories, and instead sells items on an individual purchase order and transactional basis. In addition, our product portfolios have similar working capital profiles in terms of both payment terms and credit terms. For these reasons, the Company does not believe that any specific product categories deviate sufficiently from the rest of the population on how the nature, amount, timing and uncertainty of revenue and cash flows may be affected by economic factors for a separate depiction to provide value to the users of our financials.

b. Geographical region (for example, country or region)

The Company disaggregates revenue into United States and non-United States. The Company believes further disaggregation of revenue by international country would not be meaningful due to the significant number of international countries that the Company delivers to and that changes in a specific international country do not generally have a material impact on the Company’s consolidated revenues.

c. Market or type of customer (for example, government and nongovernment customers)

The Company disaggregates revenue by customer end market.

d. Type of contract (for example, fixed-price and time-and-materials contracts)

The Company’s product sales are predominantly done an individual purchase order and transactional basis, rather than pursuant to short-term or long-term contracts.  While the Company’s service revenues include fixed price, time and materials and longer-term contracts, we concluded that are no unique factors that would result in a significant difference in the nature, amount, timing, and uncertainty of revenues and cash flows related to the type of contract.

e. Contract duration (for example, short-term and long-term contracts)

This item is generally not applicable to the Company as it sells to its customers on an individual purchase order and transactional basis, rather than pursuant to short-term and long-term contracts.  While a portion of our service revenues are generated from contracts with terms longer than 1 year, we concluded that a breakout of our revenues by contract duration was not meaningful.

f. Timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time)

The Company acknowledges the Staff’s comment that the Company discusses changes in product mix including “as a service” offerings. These transactions are presented within product sales on a net basis at the point that our customer and vendor accept the terms and conditions of the arrangement.  Our product sales are recognized at a point in time, while our service revenues are over time.  In future filings, the Company will disaggregate revenue by timing of revenue recognition. Below please find an example of how the Company intends to present this tabular disclosure in the future for revenue from contracts with customers within our Technology segment (in thousands).

	2022	2021
Transferred at a point in time as principal	$1,342,799	$1,174,582
Transferred at a point in time as agent	134,669	107,357
Transferred over time	240,625	202,165
Revenue from contracts with customers	$1,718,093	$1,484,104

The Company will also disclose that all revenue from contracts with customers within our financing segment are transferred at a point in time as principal.

g. Sales channels (for example, goods sold directly to consumers and goods sold through intermediaries)

The Company sells products directly to customers. There are no factors noted related to sales channels that would result in a material impact on the nature, amount, timing and uncertainty of revenue and cash flows that may be affected by economic factors.

* * * * *

Please contact the undersigned at 703.984.8040 or emarion@eplus.com with any further comments or questions you may have.

Sincerely,

/s/ Elaine D. Marion
Elaine D. Marion
Chief Financial Officer

cc:   Mark P. Marron, President and CEO, ePlus inc.
        Abby Brown, Esq., Squire Patton Boggs LLP